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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEWPORT NEWS SHIPBUILDING, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
652228107
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        / /      Rule 13d-1(b)

        /x/     Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:            652228107

1	NAME OF REPORTING PERSON
Cascade Investment, L.L.C.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON
CO

CUSIP No.:            652228107

1	NAME OF REPORTING PERSON
William H. Gates III
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A	a	/ /
	MEMBER OF A GROUP	b	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON
IN

Item 1.

(a)	Name of Issuer:
Newport News Shipbuilding, Inc. (the "Issuer")

(b)	Address of Principal Executive Offices of the issuer:
4101 Washington Avenue, Newport News, VA 23607.

Item 2.

(a)	Name of Person Filing:
(1) Cascade Investment L.L.C., a limited liability company organized under the laws of the State of Washington
(2) William H. Gates III.

(b)	Address of Principal Business Office:
(1) 2365 Carillon Point, Kirkland, Washington 98033.
(2) One Microsoft Way, Redmond, WA 98052.

(c)	Citizenship:
(1) Cascade Investment LLC is a limited liability company organized under the laws of the State of Washington.
(2) William H. Gates III is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.01 Par Value.

(e)	CUSIP Number:
652228107

Item 3.	Not Applicable

Item 4. Ownership.

(a)	Amount beneficially owned:
0

(b)	Percent of class:

0%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
0

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of
0

	(iv)	Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following /x/.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Not Applicable.

Item 8. Identification and Classification of Members of the Group:

        Not Applicable.

Item 9. Notice of Dissolution of a Group:

        Not Applicable.

Item 10. Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002
Date

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson Michael Larson, Manager

WILLIAM H. GATES III

By	/s/ Michael Larson William H. Gates III, by Michael Larson as attorney-in-fact*

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: February 12, 2002.

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
Michael Larson, Manager

WILLIAM H. GATES III

By	/s/ Michael Larson William H. Gates III, by Michael Larson as attorney-in-fact*

* Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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SIGNATURE
JOINT FILING AGREEMENT